Scottish Re Group Limited
                            Crown House, Third Floor
                               4 Par-la-Ville Road
                             Post Office Box HM 2939
                             Hamilton, HM MX Bermuda


                                                       February 21, 2006

BY EDGAR AND FEDERAL EXPRESS

Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:  Scottish Re Group Limited
              Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 18, 2005
              File Number: 001-16855

Dear Mr. Rosenberg:

     This letter is being submitted in response to the comments given by the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") set forth in your letter dated January 31, 2006 to Dean E. Miller, Executive Vice President and Chief Financial Officer of Scottish Re Group Limited (the "Company"), with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2004 (the "Form 10-K"). In preparing this response letter, we had the benefit of a clarifying telephone conversation on February 9, 2006 with Ms. Vanessa Robertson, Staff Accountant.

     For your convenience, the Company sets forth each comment from your comment letter in bold typeface and include the Company's response below it.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

Critical Accounting Policies, page 38
-------------------------------------

1. We note your response to comment one and your proposed disclosures. You state that adjustments have generally not been significant relative to the overall reserves

Mr. Jim B. Rosenberg
February 21, 2006
Page 2


     for future policy benefits. Please quantify for us the significance of these adjustments relative to net income.

To address this comment, we propose to amend the last sentence of the second paragraph of our proposed disclosure, as set forth in our January 17, 2006 letter, to read as follows: "The adjustments in a given period have generally not been significant relative to the overall reserves for future policy benefits or our results of operations." Please also see our response to your Comment 3 below.

2. We note your response to comment two and your proposed disclosures. Please provide us in disclosure-type format whether there have been any significant adjustments in the past. In addition, please quantify the amount of assumed premiums that are estimated and provide a discussion of the quantitative and qualitative impact that reasonably likely changes in one or more of the assumptions would have on reported results, financial position and liquidity.

Due to the nature of the life reinsurance industry, most of our assumed premiums are estimated each reporting period. These estimates are performed at the treaty level and are trued up each month or quarter, depending on the frequency of the cedant reporting. Adjustments to our estimates are typically small and due to the large number of treaties tend to net each other out in the aggregate.

However, as described on page 46 of the 2004 Form 10K, in 2003 as part of the implementation of the International Segment's new administrative system and the conversion from a cash to an accrual basis, there was a one-time adjustment to assumed premiums of $23.4m. [It should be noted that claims were also adjusted in 2003 by a similar amount with the net impact on the results of operations being much smaller.]

To address your comment, we propose the following amended disclosure, to be included beginning with the Company's 2005 Form 10K.

For our traditional life reinsurance business, we estimate assumed premiums using actuarial model projections at the treaty level. Consistent with reinsurance industry practices, these models use the most recent policy level data available from our ceding companies and our estimate of new business for treaties still open to new business. The estimated premiums from the models are then compared to historical trends in reported assumed premiums by treaty and other information and adjusted if appropriate. Actual results could differ from these estimates. The adjustments in a given period have generally not been significant to the overall premiums or the results of operations.

Based on historical experience, the creditworthiness of ceding companies and our contractual right of offset, uncollectible assumed premium amounts have been infrequent and not material. Any provision for doubtful accounts would be recorded on a specific case-by-case basis.

Mr. Jim B. Rosenberg
February 21, 2006
Page 3


3. We note your response to comment three. We believe that the additional information you provided in your response would be useful to investors since you state in your disclosures that changes in assumptions for mortality, persistency and interest could result in material changes to the financial statements. Please provide us in disclosure-type format expanded disclosures regarding the fact that the assumptions are locked in and the potential effect on earnings.

To address your comment, we propose for our 2005 Form 10K to replace the first paragraph of the Critical Accounting Policies section (page 38 of our 2004 Form
10K) with the following:

Statement of Financial Accounting Standard ("SFAS") No. 60 "Accounting and Reporting by Insurance Enterprises" applies to our traditional life policies with continuing premiums. For these policies, reserves for future policy benefits are computed based upon expected mortality rates, lapse rates, investment yields, expenses and other assumptions established at policy issue, including a margin for adverse deviation. Once these assumptions are made for a given treaty or group of treaties, they will not be changed over the life of the treaty. We periodically review actual historical experience and relative anticipated experience compared to the assumptions used to establish reserves for future policy benefits. Further, we determine whether actual and anticipated experience indicates that existing policy reserves together with the present value of future gross premiums are sufficient to cover the present value of future benefits, settlement and maintenance costs and to recover unamortized acquisition costs. Significant changes in experience or assumptions may require us to provide for expected losses on a group of treaties by establishing additional net reserves. Because of the many assumptions and estimates used in establishing reserves and the long-term nature of the reinsurance contracts, the reserving process, while based on actuarial science, is inherently uncertain.

We primarily rely on our own valuation and administration systems to establish reserves for future policy benefits. The reserves for future policy benefits may differ from those established by ceding companies due to the use of different assumptions, based principally on actual and anticipated experience, including industry experience and standards. We rely on our ceding companies, however, to provide accurate policy level data, including face amount, age, duration and other characteristics as well as underlying premiums and claims. This data constitutes the primary information used to establish reserves for essentially all of our future policy benefits. The use of reinsurance intermediaries in our transactions with ceding companies has been infrequent. In the few instances in which intermediaries are involved, we receive data from the intermediary in a similar timeframe and fashion as if received directly from the ceding company.

Claims payable for incurred but not reported losses are determined using case basis estimates and lag studies of past experience. The time lag from the date of the claim or death to when the ceding company reports the claim to us can vary significantly by ceding company, but generally averages around 2 months. We update our analysis of incurred but not reported losses, including lag studies, on a quarterly basis and adjust its claim liabilities accordingly. The adjustments in a

Mr. Jim B. Rosenberg
February 21, 2006
Page 4


given period have generally not been significant relative to the overall reserves for future policy benefits or our results of operations.

In the underwriting process, we perform procedures to evaluate the ceding company's process for compiling and reporting data. After entering into a reinsurance contract, we work closely with our ceding companies to help ensure information submitted by them is in accordance with the underlying reinsurance contracts. Additionally, we have a dedicated compliance team that performs extensive audits, including on-site audits and desk reviews, of the information provided by ceding companies. In addition to ceding company audits, we routinely perform analysis, at a treaty level, to compare the actual results of ceding companies against initial pricing and expected results. Generally, there have been few disputes or disagreements with ceding companies and most are resolved through normal administration procedures.

Occasionally, we experience processing backlogs and establish reserves for processing backlogs with a goal of clearing all backlogs as quickly as possible. There were no significant processing backlogs at December 31, 2004.

Consolidated Financial Statements
---------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 19.  Mezzanine equity, page 110
------------------------------------

4. We note your response to comment seven. Please confirm that you will define the term HyCUs in the notes of the 2005 10-K and that you will clarify that the convertible preferred shares are conditionally redeemable.

     The Company confirms that it will define the term HyCUs in the notes of the
2005  Form  10-K  and  clarify  that  the  convertible   preferred   shares  are
conditionally redeemable.


Note 22.  Taxation
------------------

5. We note your response to comment eight. However, it does not appear as though you have provided the components of income before income tax as either domestic or foreign. Please confirm that you will provide this information in the 2005 10-K or clarify where this information is disclosed.

     The Company confirms that it will provide this information in the 2005 Form 10-K.


                                      *****

Mr. Jim B. Rosenberg
February 21, 2006
Page 5


     Thank you for your consideration. If you have further questions or comments, please contact me at (704) 544-5839.

                                           Sincerely,

                                           /s/ Dean E. Miller

                                           Dean E. Miller
                                           Executive Vice President and Chief
                                           Financial Officer

Vanessa Robertson
Securities and Exchange Commission

Lisa Vanjoske
Securities and Exchange Commission

Scott E. Willkomm
Scottish Re Group Limited

Paul Goldean
Scottish Re Group Limited

Charles Anderson
Scottish Holdings, Inc.

Marty Connor
Ernst & Young

Stephen G. Rooney
LeBoeuf, Lamb, Greene & MacRae LLP